

KERRY

RECEIVED
2005 MAR 15 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street NW,
Washington DC 20549
USA


05006444

SUPPL

8th March, 2005.

Re: Kerry Group PLC (file no: 82-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 82-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Could you please send to me a confirmation that this submission has been received by your office. Please feel free to contact me with any questions or comments.

Yours sincerely,

pp Karen Kaggs

Michael Ryan
Head of Investor Relations
Kerry Group PLC.

PROCESSED
MAR 16 2005

THOMSON
FINANCIAL

Dlw 3/16

KERRY

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: ++ 353 66 7182 000
Fax: ++ 353 66 7182 962

Press Announcement

1 March 2005

Kerry Group plc Annual Results 2004

Kerry, the global ingredients, flavours and consumer foods group, reports preliminary results for the year ended 31 December 2004.

Financial Highlights

- Group turnover exceeds €4 billion
- Total sales growth of 11.8%
- Like-for-like sales growth of 4.2%
- Operating profit* increased by 13.1% to €349m.
- Operating margin* increased to 8.5%
- Profit after tax* increased by 10.7%
- Earnings per share* increased by 10.3% to 123.7 cent
- Total 2004 dividend per share up 10.7% to 14 cent
- Record free cash flow of €267m
- Acquisition programme of €712m

before goodwill and exceptionals

Kerry Group Chief Executive, Hugh Friel said: "In a busy year for the Group, one of considerable change at consumer and food industry level, Kerry delivered another strong operational and financial performance. Sales exceeded €4 billion for the first time and Group operating profit reached a new high of €349m in a year when Kerry successfully completed a €712m acquisition programme which significantly broadened the Group's technology and market base. I am confident that Group strategy will continue to deliver consistent growth in profits, cash flow and value for all stakeholders".

For further information please contact:
Frank Hayes
Director of Corporate Affairs — Tel no +353 66 7182304
Fax no +353 66 7182972

Kerry Web Site: www.kerrygroup.com

Registered in Ireland
No. 111471

Kerry Group plc
Preliminary Statement
Results for the year ended 31 December 2004

In 2004, Kerry Group delivered another strong result in terms of strategic and operational development and success. The Group achieved strong growth organically and through its acquisition programme, contributing record free cash generation, while making a significant investment in the future growth of its core businesses. In a year marked by unparalleled attention to dietary, lifestyle, health and well-being issues, Kerry's unrelenting focus on innovation and technical development across all strategic business units contributed strongly to the robust performance of its food ingredients and flavour technologies and to continued brand and category development in its consumer foods businesses. Group turnover surpassed the €4 billion threshold for the first time, while further margin expansion was achieved, reflecting Kerry's core strengths – consistency of performance, geographic spread and capability of the Group to successfully grow and develop across a global platform. Extending its record of uninterrupted profit growth over 19 years since the establishment of the Group as a public company in 1986, Kerry spent €111m on research and development and €712m on the Group's 2004 acquisition programme, broadening its leading edge technology portfolio into bio-ingredients and pharma-ingredients growth sectors and expanding its flavour and fragrance technical and regional base.

Results

Currency turbulence continued to be a feature of international trading in 2004. In particular, the continued depreciation of the US dollar exchange rate versus the euro, again adversely impacted transaction and profit translation, while sterling cashflows were impacted by the significant depreciation of sterling versus the euro since 2002. Total Group turnover reported at €4.13 billion reflects an increase of 11.8% on the reported 2003 turnover level. On a like-for-like basis, adjusting for acquisitions and the impact of foreign exchange translation, total sales grew by 4.2% year-on-year.

Operating profit before goodwill and exceptionals increased by 13% to €349m, reflecting like-for-like growth of 7% year-on-year. While all divisions were actively engaged in support of Kerry's busiest acquisition programme to-date, nevertheless – in a very competitive year in major consumer markets – the Group operating margin increased by 10 basis points to 8.5%.

Adjusted profit after tax increased by 10.7% to €230m. Earnings per share before goodwill and exceptionals increased by 10.3% to 123.7cent. Allowing for goodwill and exceptional items, basic FRS3 earnings per share was reported at 78.2 cent compared to 86.7 cent in 2003.

Business Reviews

Segmental analysis of business performance is presented by business (food ingredients and consumer foods) as the Group's primary reporting segment. Sales performance on a geographical market basis by destination becomes the secondary reporting segment.

Food Ingredients

In 2004, sales across Kerry's food ingredients businesses increased by 15.7% to €2.78 billion. When compared to 2003, this performance reflects like-for-like sales growth of 5%. Operating profits increased by 17.5% to €257m, representing a 9% increase on a like-for-like basis year-on-year. The operating margin increased by 10 basis points to 9.2%.

The Group's 2004 food ingredients acquisition programme contributed €274m in sales and €23m operating profit. Significant progress was made during the year under review in advancing the Group's food ingredients activities in existing and emerging markets. In summary, the 2004 programme successfully extended Kerry's food ingredients and dairy proteins technology platform to bio-ingredients and pharma ingredients applications, broadened the Group's flavour and fragrance technical and regional base, and also significantly expanded the Group's interests in the U.S. branded beverage foodservice and natural food sectors.

Acquisitions concluded during the year comprised:

(a) Ingredients Markets

Quest Food Ingredients, a leader in innovation and applications of bio-ingredients and pharma-ingredients, serving pharmaceutical, culinary, snack, bakery, dairy, beverage and confectionery markets worldwide. The acquisition completed on 30 April 2004, forms a new Kerry Bio-Science division, operating from nine manufacturing units located in Utrecht, Netherlands; Norwich NY, USA; Rochester MN, USA; Zwijndrecht, Netherlands; Esterol, Malaysia; Brantford, Canada; Cebu, Philippines; Cork, Ireland; and Menstrie, UK. The acquired business has well established leading global positions in bio-ingredients and pharma-ingredients – including protein hydrolysates, emulsifiers, yeast flavourings, enzymes, hydrocolloids, cultures and fermentation products.

Cremo Ingredients, based in Glamsbjerg, Denmark, a leading supplier of dairy ingredients and flavourings to an extensive customer base in the savoury, convenience and snack food sectors throughout Europe and Asia.

Jana's Classics, located in Tualatin, Oregon, USA, a world class provider of sweet ingredients and inclusions for use in frozen desserts, premium ice cream products and foodservice applications.

Ernsts Food Ingredients, located in Penang, Malaysia, bringing additional manufacturing capacity to meet Kerry's growth objectives in the nutritional, beverage and snack sectors in South East Asian markets.

b) Flavour and fragrance markets

Mastertaste, the Group's flavour and fragrance business added the following businesses:
Manheimer, a leading formulator and supplier of natural flavours for the beverage, confectionery, meat and soup industries from its state-of-the-art facilities based in New Jersey, USA. *Manheimer Fragrances* division develops and markets innovative fragrances for application in home environmental, personal care, household and industrial products.

Flavurence, based in Los Angeles, specialising in natural fruit flavours, a major flavour supplier to food and beverage producers on the west coast of the USA.

Laboratorios Krauss, based in Mexico, a supplier of sweet flavours to the food industry in Mexico, Latin America and the Caribbean.

Fructamine, based in Mozzo, Bergamo in Northern Italy, a leading Italian producer of naturally extracted flavours, serving European savoury, bakery and soft drink markets.

c) Foodservice Markets

Oregon Chai, a leading U.S. branded supplier of natural Chai Tea Lattes and Chai Tea Latte mixes, concentrates and ready-to-drink products. Serving specialist foodservice beverage chains, grocery, club and natural food store channels throughout the U.S. and Canada, Oregon Chai is the recognised brand leader in both natural and organic segments of the speciality Chai tea market.

Extreme Foods, a leader in developing and marketing branded ready-to-use ice blended flavoured beverages for the U.S. foodservice industry. Serving independent coffeehouses, national coffeehouse chains and department store in-house cafés, Extreme Foods produces unique ice-blended fruit smoothies and coffee frappés marketed under the JetTea and JetCafe brand names respectively.

Development across ingredients and flavour markets in 2004 was driven by the increased focus on the nutritional values of food and beverages and the demand for natural, healthier alternatives coupled with on-going requirements for enhanced taste, texture and convenience. Kerry Ingredients and Kerry Bio-Science technologies benefited through the development of customised and application specific solutions to match customer requirements. In the ready-to-eat cereals market Kerry Ingredients achieved strong growth through premium granolas, cereal inclusions, all-natural, and organic lines. In the savoury sector, despite increasingly competitive market conditions, the Group's coatings and seasonings offerings performed well through innovative systems and continuing attention to business efficiencies across the Group's global manufacturing and technical facilities.

While the focus on development of new formulations for managing carbohydrates across food categories diminished towards year-end, nevertheless, application of soy proteins and soy systems continues to achieve growth rates well above industry averages.

The range and market expansion in the ready meals and ready-to-cook meals sectors, again provided a strong growth platform for culinary ingredients and Mastertaste flavours. While the trend towards health and wellness is pervasive, demand for premium quality indulgence products continues to develop – particularly in chilled and frozen dairy products, desserts, confectionery and beverage products. This has assisted performance across the Group's flavour, fruit preparations, dairy proteins and bio-ingredients business units. In 2004, a further major area of focus and considerable development for the Group's ingredients and flavour businesses was in the fast-growing specialty flavoured beverages sector.

The trends toward 'clean labelling', high protein and convenience also greatly benefited the newly established Kerry Bio-Science business. This led to increased demand for fermented ingredients for enhanced shelf-life and anti-microbial applications. While low-carb trends adversely impacted the bakery industry in 2004, Kerry Bio-Science technologies, facilitating improved natural shelf-life preservation and production of trans-free baked goods, achieved good growth.

In the pharma sector, the Kerry Bio-Science Sheffield ™ branded proteins and excipient components continued to advance satisfactorily through new drug approvals, particularly in the arthritis and diabetes treatment areas.

Consumer Foods

Against a backdrop of further consolidation at retail level and considerable change in terms of consumer requirements in the Group's consumer foods markets (primarily Ireland and the UK), the resilience of the Kerry Food's business model was again exemplified through the division's performance and results in 2004. Divisional sales increased by 3% to €1.66 billion, reflecting like-for-like sales growth of 2%. Operating profits increased by 2% to €116m and by 1% on a like-for-like basis. Accordingly, while satisfactory volume growth was achieved, the operating margin at 7% was slightly reduced relative to the previous year due mainly to adverse currency transaction rates.

Kerry Foods is a leading player in the chilled convenience food sector. The success of the division in out-performing industry growth rates stems from its focus on added-value categories, pro-active new product development based on consumer insight and research, in addition to the strength and market positioning of its leading brands. The division's leading brands, Denny, Wall's, Richmond, Cheestrings, Charleville, Coleraine, Low Low, Golden Cow, Kerrymaid, Freshways, Dawn and Kerry Spring, all grew market share.

Kerry Foods' customer branded retail business is also concentrated in added-value convenience growth sectors. Solid growth was achieved in chilled and frozen ready meal categories and in chilled ready-to-cook meal solutions. In the poultry sector trading conditions remained extremely competitive. Operational difficulties at the Poole production facility continued to impact on performance of the pastry business in 2004. Following the acquisition of the Hibernia chilled patisserie facility in the UK in December 2003, excellent progress was achieved in positioning the facility as a premium patisserie desserts supplier. In the branded cream liqueur market, St. Brendan's achieved strong value growth in the USA and in Scandinavia, but margins were lower year-on-year due to the depreciation in the U.S. dollar to sterling exchange rate.

Geographic Markets

Europe

Total sales across European markets increased by 9.3% to €2.7 billion.

In European ingredients markets, sales increased by 18% to €1.2 billion, reflecting like-for-like sales growth of 4%. Development of culinary and flavour applications in the prepared meals sector provided good growth particularly in the UK and Ireland. The growing ready meals market in Germany also provided good opportunities. Performance in seasonings and coatings in Europe was in line with industry trends. Kerry Ingredients recorded strong market development in Central / Eastern Europe, creating solid platforms for future growth. Fruit preparations benefited from the increased focus on health and nutrition and through innovative syrups and smoothies into the fast growing foodservice beverage sector. In line with increasing demand for functional, high protein and 'managed carbohydrates', Kerry made good progress through speciality ingredients and dairy protein developments from the Listowel and Charleville facilities. Kerry's speciality dairy division also established a Sports and Lifestyle Nutrition commercial business unit focussing on the expanding European sports, dietetic, health and wellness markets. Cremo Ingredients acquired during the year performed in line with expectations.

As reported, the acquisition of Quest Food Ingredients was completed on 30 April. The business has now been successfully established across global markets as a new Kerry Bio-Science division. Bringing a number of new technology platforms to the Group, including protein hydrolysates, emulsifiers, yeast flavourings, enzymes, hydrocolloids, cultures and fermentation products, the acquired technologies add considerably to Kerry's capabilities in the areas of nutrition, flavour, texture and shelf life of food and beverages. Good progress has already been achieved through fermented ingredients and enzymes, and a solid base has been established for the future development of the newly acquired technologies. The acquisition also significantly strengthens Kerry's market position in Central European markets and in the Balkan countries, where good growth was achieved in the bakery and brewing industries.

Following the acquisition of Fructamine, Mastertaste Italy is now the largest flavour supplier to the Italian market, with a complete portfolio across sweet and savoury markets. The acquisition also strengthens Mastertaste's base in France, Spain, Poland and Germany. The flavour division also saw continued growth through its micro-gel encapsulation systems in the European confectionery and dairy sectors. Strong growth in non-alcoholic flavoured beverages also continued to provide solid flavour development opportunities for Mastertaste.

Kerry Foods, the Group's consumer foods division recorded a 3% increase in sales to €1.66 billion. In Ireland, Denny performed well, driven by development of the brand within premium sectors - in particular Denny select premium flavoured sausages and Denny Deli Selection sliced meats. Freshways, the leading manufacturer and distributor of branded pre-packed sandwiches to the Irish market, achieved significant growth from the new Dublin based manufacturing facility commissioned during 2004. Kerryfresh continued to grow its dedicated offerings and service to the 'food-to-go' deli sector and specialist coffee chains. While the overall spreads market declined slightly, Kerry's Low Low, Golden Cow,

Kerrymaid, Move over Butter and Golden Olive brands all grew year-on-year. Kerry also continued to realise encouraging growth in the natural cheese and cheese snacking sectors. Charleville Cheese consolidated its position as the leading brand in Ireland, while Coleraine Cheese also maintained its brand leadership position in Northern Ireland. Dawn Omega Milk launched in the Irish market in March 2004 made good progress.

In the UK market, the cheese snacks sector grew by 17% year-on-year and continued investment in the Cheestrings brand contributed to its excellent performance – surpassing industry growth rates. In 2004, Cheestrings was also successfully launched in France under the Ficello brand and progress to-date is encouraging.

Kerry Foods again achieved significant growth in market share in the UK's three largest food categories; ready meals, cooked meats and savoury pastry lines. In the ready meals sector, strongest growth was achieved in the 'meals for one', premium and healthy eating sectors of the market, in line with trends towards higher quality, health awareness and individual meal occasions. In the UK sausage market, Richmond retained its position as brand leader, while Wall's achieved good growth in its core range, through unique offerings such as Micro Sausages and expansion of its premium family sausage range. Bowyers also grew market share through its 95% Fat Free offering. Despite the challenging conditions in the poultry sector in the UK and Ireland, Kerry continued to develop its customer branded business in the turkey and duck categories with offerings across standard to organic primal meats and an extensive range of chef developed added-value products. Rye Valley Foods continued to achieve positive growth in the static frozen ready meals category and again outperformed the market in its ready-to-cook meal solutions business. Rye Valley also successfully re-positioned the former Hibernia chilled patisserie facility in Birmingham as a premium patisserie desserts supplier to leading UK retailers. Kerry Foods Direct to Store gained additional customer supply contracts in 2004 and continued to grow in the food-to-go and impulse food convenience sectors in the UK.

Americas

Kerry's ingredients and flavour businesses in American markets performed well in 2004. Sales increased by 14% to €1.12 billion, reflecting like-for-like growth of 6% year-on-year.

The heightened awareness of food values and health / wellness issues combined to increase the pace of new product developments in North American markets – providing strong development opportunities for Kerry's breadth of technologies. In the sweet ingredients sector Kerry achieved good results in the premium ice-cream, ready-to-eat cereal, confectionery and bakery sector. Jana's Classics acquired during the second half of the year has strengthened Kerry's technology base in the premium ice cream and frozen desserts sectors.

Development in the nutritional bar segment declined as the impact of the low-carb phenomenon eased later in the year. However, the nutritional / functional bar sector is expected to maintain a strong category presence in the nutritional snack market. The Nutriant line of organically processed soy proteins and soy specialties continued to broaden application into wider food segments. In savoury ingredients sectors, performance of Kerry's coatings and seasonings offerings improved considerably in 2004, with encouraging volume growth through meat seasonings and regional snack processors.

Conditions in the specialty ingredients sector proved highly competitive as retail price pressures on branded food manufacturers curtailed necessary price increases. Kerry continued to achieve strong development into high growth segments of the foodservice industry and through customised food and beverage creations for retail / club private label markets. Growth through specialty beverages and coffee syrups again proved most satisfactory. In 2004, Kerry added to its offering and technologies in this sector through the acquisition of U.S. branded Oregon Chai, the market-leading brand of Chai tea, and Extreme Foods' JetTea leading smoothie brand.

In Mexican and Central American Markets, Kerry achieved good volume growth through seasonings, bakery mixes and specialty dairy ingredients. A new foodservice business unit was established in the region to market the division's range of beverage brands and culinary products. Significant progress was made in South American markets in aligning the cost structure to business development needs and in growing sales of sweet ingredients particularly in the ice cream sector and through seasonings in the meat industry.

The newly acquired Kerry Bio-Science division made good progress in American markets, building on the bio-ingredients and pharma ingredients platforms established on acquisition of the former Quest Food Ingredients and Sheffield ™ branded pharma ingredients technologies. Good growth was achieved in the savoury and bakery market sectors. Trends towards natural preservation, protein substitution of carbohydrates and market gains in the emulsifier segment assisted development in the bakery category. In the meat processing sector, Kerry Bio-Science gained market share through cultures and fermented shelf life protectants, while carageenans and enzymes showed significant growth in the foodservice and convenience sectors. In the brewing sector, Kerry Bio-Science grew sales in Canada, Argentina and Brazil. In the USA the use of enzymes to produce 'low-carb' beers increased but this was offset by reduced consumption in traditional segments and the growth of microbreweries also reached a plateau.

In the pharma sector, building on its relationship with global pharmaceutical companies, the Kerry Bio-Science division has a strong pharma project pipeline in protein and excipient components for fermentation, cell culture and production of pharmaceutical drugs.

Mastertaste, the Group's flavour and fragrance division made good progress in American markets in 2004. The division continued the integration of the acquired flavour and fragrance businesses, restructuring the North American businesses into technology focused business units; Flavours, Fragrance and Natural Products. In Natural Products, Mastertaste significantly advanced its market and technology positioning through the acquisition of Manheimer and combining the acquired business with the Sunpure and Crystals businesses acquired in 2003. Mastertaste transferred its Corporate Headquarters to the Manheimer site located in Teterboro, New Jersey.

In line with the trends in flavoured beverages, Mastertaste achieved strong growth in North American still and carbonated beverages. A new beverage emulsion plant was commissioned and production of citrus and apple flavours in Florida was expanded to meet global demand. Good growth was also achieved through sweet flavours, dairy flavours and the recently acquired bakery flavour technologies.

In 2004, Mastertaste made its first investment in the global fragrance sector through the Manheimer acquisition. Manheimer Fragrances' primary focus is on the Home

Environmental and Personal Care markets. The business also has a growing presence in the Household (industrial and institutional) market segments. In 2004, Manheimer maintained its market leading position in the home environmental sector with continued growth through major candle manufacturers. Significant growth was also experienced in the automotive and personal care categories.

Asia Pacific

Kerry achieved an excellent business performance in Asia Pacific markets in 2004. Sales grew by 31% to €287m which represents 15% like-for-like growth year-on-year.

The strong performance of all business units in the region is most encouraging. Kerry Ingredients achieved good growth in Australia and New Zealand through seasonings and coatings. In Australia the industrial meat sector provided good opportunity and progress was achieved through flavoured marinades in the poultry sector. In New Zealand, the division recorded significant increases in snack seasonings and through coating systems into the added value poultry sectors. The quick-serve-restaurant market in Australia and New Zealand again grew significantly year-on-year. Kerry also made good progress in the speciality flavoured beverage sector in the region. Kerry Pinnacle which provides a range of specialist bakery ingredients to the Australian market benefited from the improved performance of quality high street bakeries and the continued strong growth of franchise shop chains, complementing its strong position in both supermarket and route trade segments. The Pinnacle business also gained through the addition of Kerry Bio-Science bakery technologies.

Kerry Ingredients Asia recorded a strong performance across all its core technologies; cheese snacks and biscuits, beverage applications, nutritional bases and infant formulas, coatings and meat seasonings. Introduction of new flavours, textures and the health positioning of savoury snacks and biscuits provided a strong growth platform particularly for Kerry's cheese powder technologies. A major capital programme is underway to significantly expand production capacity at the Ernsts Food Ingredients facility in Penang, Malaysia which was acquired prior to year-end to meet the requirements of this sectoral growth market.

The continuing strong growth of the infant formula markets, particularly in China and South East Asia, also provided for double-digit growth in the sector in 2004. Kerry also benefited from the major shift towards healthy beverages including flavoured water, pure fruit and vegetable juices, and tea beverages.

Despite the difficulties in the Asian poultry sector, Kerry grew its sales of flavoured marinades, coatings and meat seasonings in the added value poultry and meat industries. Strong growth was also achieved in export seafood sectors.

In Asia, the newly established Kerry Bio-Science division contributed significantly to the Group's strong performance in the region. Progress in line with market trends was achieved through its enzyme, fermentation, proteins and emulsifier technologies in the growing nutrition, savoury, bakery, beverage and brewing industries. With the increasing focus by the Asian food industry on the key areas of health, nutrition, and food safety, the strength and market positioning of Kerry Bio-Science technologies means that the division is well positioned to capitalise on such trends.

Mastertaste flavours grew significantly through sweet and savoury flavours in Australia and successfully launched flavour systems for the fast growing 'prepared rice market'. The flavour division has commenced a business development programme in China. Building on its international customer base, Manheimer Fragrances has also made progress in establishing a business platform in this fast growing marketplace.

Finance

The Group achieved a record free cash flow in 2004. After a working capital reduction of €40.2m, capital expenditure of €91.3m (net of proceeds from asset disposals of €18.0m), interest payments of €45.8m, tax of €53.6m and dividends of €24.5m, free cash flow available to the Group was €266.6m.

Net debt at year-end amounted to €1.14 billion compared to the prior year-end level of €705m, notwithstanding record expenditure of €696m on the Group's 2004 acquisition programme. Accordingly, debt to EBITDA increased from 1.9 times to 2.6 times. Interest charges were €49m compared to the 2003 level of €37m, with EBITDA to interest covered 9.0 times (2003: 10.5 times).

The restructuring of the Group's manufacturing base, as signalled at year-end 2003 to maximise operational efficiencies in the aftermath of over 20 acquisitions in the previous two years, was substantially completed during 2004. The integration of the Quest Food Ingredients acquisition was completed by year-end. The cash cost of the restructuring programme was offset by the sale of non-core assets.

Accounts from 1 January 2005 will be prepared in line with International Financial Reporting Standards.

Post Balance Sheet Events

Since year-end the Group has announced details of a €20m business development programme in China. The programme will significantly expand the Group's asset and customer base in China through the acquisition of Hangzhou Lanli Food Industry Company Limited ("Lanli") located in Hangzhou in the Zhejiang Province and through the establishment of a new world class multi-processing manufacturing facility and technical centre on a 16 acre greenfield site in the HEDA Economic Zone (Hangzhou Economic and Technological Development Area).

The acquisition of Lanli will be completed by the end of March 2005 and the greenfield development programme will commence mid-year with all facilities to be fully commissioned by year-end 2006. Development of Kerry's food ingredients and flavour technologies in China will be focused on the significant growth opportunities in the food processing and foodservice sectors – particularly in nutritional, dairy, flavoured noodle, brewing, flavoured beverage, snack and bakery market segments.

Dividend

The Board has declared a final dividend of 9.5 cent per share, an increase of 10.5% on 2003. Together with the interim dividend of 4.5 cent per share, this raises the total dividend payment for the year to 14 cent per share, an increase of 10.7% on the 2003 dividend. The final dividend will be paid on 27 May 2005 to shareholders registered on the record date 29 April 2005.

Annual Report and Annual General Meeting

The Group's Annual Report will be published at the end of April and the Annual General Meeting will be held in Tralee on 24 May 2005.

Future Prospects

Group businesses are well positioned and fully committed to identifying, developing and application of leading edge ingredients and flavour technologies to meet consumer nutritional and lifestyle requirements. Opportunities which will strengthen Kerry's leadership and global positioning in such technologies will continue to be explored. Furthermore, with the continuing consolidation of the chilled foods processing sector in the UK and Ireland, the Group will also explore complementary business expansion opportunities in its consumer foods categories.

The Group is confident that this strategy will continue to deliver consistent growth in profits, cash flow and value for all stakeholders. Trading to-date in 2005 is good and again the Group expects to perform in line with market earnings expectations for the full year.

Kerry Group plc
Consolidated Profit and Loss Account
for the year ended 31 December 2004

	Notes	Pre Exceptional Items 2004 €'000	Exceptional Items 2004 €'000	Total 2004 €'000	2003 €'000
Turnover					
Continuing operations		3,854,502	-	3,854,502	3,693,410
Acquisitions		274,234	-	274,234	-
	1	4,128,736	-	4,128,736	3,693,410
Operating profit before intangible amortisation and exceptional items					
Continuing operations		325,961	-	325,961	308,519
Acquisitions		22,945	-	22,945	-
	1	348,906	-	348,906	308,519
Goodwill and other intangible amortisation		69,252	-	69,252	48,103
Exceptional restructuring costs	4	-	41,108	41,108	-
Operating profit	1	279,654	(41,108)	238,546	260,416
Profit on sale of fixed assets		-	15,592	15,592	942
Interest payable and similar charges		48,982	-	48,982	37,356
Profit before taxation		230,672	(25,516)	205,156	224,002
Taxation		69,433	(10,062)	59,371	63,025
Profit after taxation and attributable to ordinary shareholders		161,239	(15,454)	145,785	160,977
Dividends - paid		8,483	-	8,483	7,625
- proposed		17,751	-	17,751	15,985
		26,234	-	26,234	23,610
Retained profit for the year		135,005	(15,454)	119,551	137,367
Earnings per ordinary share (cent)					
- basic before intangible amortisation and exceptional items	5			123.7	112.1
- basic after intangible amortisation and exceptional items	5			78.2	86.7
- fully diluted after intangible amortisation and exceptional items	5			77.8	86.4

The financial statements were approved by the Board of Directors on 28 February 2005 and signed on its behalf by:

Denis Buckley, Chairman

Hugh Friel, Chief Executive

Kerry Group plc
Consolidated Balance Sheet
as at 31 December 2004

	2004 €'000	2003 €'000
Fixed assets		
Tangible assets	**968,480**	844,701
Intangible assets	**1,283,237**	837,301
	2,251,717	1,682,002
Current assets		
Stocks	**457,662**	383,899
Debtors	**566,938**	482,955
Cash at bank and in hand	**65,328**	56,862
	1,089,928	923,716
Creditors: Amounts falling due within one year	**(858,305)**	(709,872)
Net current assets	**231,623**	213,844
Total assets less current liabilities	**2,483,340**	1,895,846
Creditors: Amounts falling due after more than one year	**(1,350,908)**	(899,024)
Provisions for liabilities and charges	**(60,681)**	(48,333)
	1,071,751	948,489
Capital and reserves		
Called-up equity share capital	**23,356**	23,234
Capital conversion reserve fund	**340**	340
Share premium account	**375,032**	365,229
Profit and loss account	**645,177**	531,149
	1,043,905	919,952
Deferred income	**27,846**	28,537
	1,071,751	948,489

The financial statements were approved by the Board of Directors on 28 February 2005 and signed on its behalf by:

Denis Buckley, Chairman

Hugh Friel, Chief Executive

Kerry Group plc

Consolidated Cash Flow Statement

for the year ended 31 December 2004

	2004 €'000	2003 €'000
Operating profit before intangible amortisation and exceptional items	**348,906**	308,519
Depreciation (net)	**92,655**	83,827
Change in working capital	**41,110**	9,138
Exchange translation adjustment	**(914)**	(1,176)
Net cash inflow from operating activities	**481,757**	400,308
Return on investments and servicing of finance		
Interest received	**383**	943
Interest paid	**(46,158)**	(41,717)
Taxation	**(53,618)**	(40,476)
Capital expenditure and financial investment		
Purchase of fixed assets	**(110,235)**	(101,632)
Proceeds on the sale of fixed assets	**18,010**	7,683
Development grants received	**907**	1,194
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(695,701)**	(207,376)
Proceeds on the sale of businesses	**-**	1,264
Deferred creditors paid	**(29,955)**	(5,532)
Exceptional restructuring costs	**(16,785)**	(16,575)
Consideration adjustment on previous acquisitions	**(935)**	(248)
Equity dividends paid	**(24,468)**	(22,196)
Cash outflow before the use of liquid resources and financing	**(476,798)**	(24,360)
Financing		
Issue of share capital	**9,925**	2,287
Increase / (decrease) in debt due within one year	**43,263**	(123,860)
Increase in debt due after one year	**432,076**	156,211
Increase in cash in the year	**8,466**	10,278

Reconciliation of Net Cash Flow to Movement in Net Debt

for the year ended 31 December 2004

	2004 €'000	2003 €'000
Increase in cash in the year	**8,466**	10,278
Cash inflow from debt financing	**(475,339)**	(32,351)
Change in net debt resulting from cash flows	**(466,873)**	(22,073)
Exchange translation adjustment on net debt	**34,635**	80,677
Movement in net debt in the year	**(432,238)**	58,604
Net debt at beginning of year	**(705,200)**	(763,804)
Net debt at end of year	**(1,137,438)**	(705,200)

Kerry Group plc
Consolidated Statement of Total Recognised Gains and Losses
for the year ended 31 December 2004

	2004 €'000	2003 €'000
Profit attributable to the Group	**145,785**	160,977
Exchange translation adjustment on foreign currency net investments	**(5,523)**	(24,230)
Total recognised gains and losses relating to the year	**140,262**	136,747

Kerry Group plc
Reconciliation of movements in equity shareholders' funds
for the year ended 31 December 2004

	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account €'000	Total €'000
At beginning of year	388,463	340	531,149	919,952
Profit after taxation and attributable to ordinary shareholders	-	-	145,785	145,785
Dividends	-	-	(26,234)	(26,234)
Shares issued during year	10,021	-	-	10,021
Share issue costs	(96)	-	-	(96)
Exchange translation adjustment	-	-	(5,523)	(5,523)
At end of year	398,388	340	645,177	1,043,905

The Profit & Loss Account figures comprise the following:

	Intangible Assets Written Off €'000	Retained Profits €'000	Profit & Loss Account €'000
At beginning of year	(527,802)	1,058,951	531,149
Profit after taxation and attributable to ordinary shareholders	(69,252)	215,037	145,785
Dividends	-	(26,234)	(26,234)
Exchange translation adjustment	-	(5,523)	(5,523)
At end of year	(597,054)	1,242,231	645,177

The exchange translation adjustment arises on the retranslation of the Group's opening net investment in its foreign currency subsidiaries.

1. Analysis of results

By business segment:	2004 Ingredients €'000	2004 Consumer Foods €'000	2004 Unallocated and Group Eliminations €'000	2004 Total €'000	2003 Ingredients €'000	2003 Consumer Foods €'000	2003 Unallocated and Group Eliminations €'000	2003 Total €'000
Total turnover								
Continuing operations	2,506,545	1,660,533	(312,576)	3,854,502	2,403,347	1,607,599	(317,536)	3,693,410
Acquisitions	274,234	-	-	274,234	-	-	-	-
	2,780,779	1,660,533	(312,576)	4,128,736	2,403,347	1,607,599	(317,536)	3,693,410
Operating profit before intangible amortisation and exceptional items								
Continuing operations	233,615	116,360	(24,014)	325,961	218,400	113,948	(23,829)	308,519
Acquisitions	22,945	-	-	22,945	-	-	-	-
	256,560	116,360	(24,014)	348,906	218,400	113,948	(23,829)	308,519
Goodwill and other intangible amortisation	42,311	4,387	22,554	69,252	30,010	3,578	14,515	48,103
Operating profit before *exceptional items*	214,249	111,973	(46,568)	279,654	188,390	110,370	(38,344)	260,416
Exceptional items				25,516				(942)
Profit before taxation and interest payable				254,138				261,358
Interest payable				48,982				37,356
Profit before taxation				205,156				224,002
Taxation				59,371				63,025
Profit after taxation and attributable to ordinary shareholders				145,785				160,977
Segment assets and liabilities								
Segment assets	2,207,325	807,768	326,552	3,341,645	1,644,906	659,399	301,413	2,605,718
Segment liabilities	538,294	261,008	1,470,592	2,269,894	414,144	249,378	993,707	1,657,229
Net assets	1,669,031	546,760	(1,144,040)	1,071,751	1,230,762	410,021	(692,294)	948,489
Other segmental information								
Fixed asset additions	76,993	36,419	920	114,332	54,850	40,187	2,696	97,733
Depreciation (net)	57,493	34,243	919	92,655	51,783	31,221	823	83,827

By geographical area:	2004 Europe €'000	2004 Americas €'000	2004 Asia Pacific €'000	2004 Total €'000	2003 Europe €'000	2003 Americas €'000	2003 Asia Pacific €'000	2003 Total €'000
Turnover by location of customers	2,721,074	1,120,884	286,778	4,128,736	2,490,041	984,809	218,560	3,693,410
Segment assets by location	2,274,952	921,346	145,347	3,341,645	1,844,474	667,933	93,311	2,605,718
Fixed asset additions	88,091	20,246	5,995	114,332	82,745	13,495	1,493	97,733

2. Accounting policies

These accounts have been prepared using the same accounting policies detailed in the 2003 annual financial statements.

3. Basis of preparation and reporting currency

The financial information set out in this document does not constitute full statutory accounts for the years ended 31 December 2004 or 2003 but is derived from same. The 2004 and 2003 accounts have been audited and received unqualified audit reports. The 2004 financial statements were approved by the Board of Directors on 28 February 2005.

The financial statements are prepared under the historical cost convention and are presented in Euro.

4. Exceptional items	**2004 €'000**	2003 €'000
Exceptional restructuring costs	**(41,108)**	-
Profit on sale of fixed assets	**15,592**	942
	(25,516)	942
Tax credit / (charge) on exceptional items	**10,062**	(45)
	(15,454)	897

The exceptional restructuring costs in 2004 relate to the integration of Quest Food Ingredients, other acquisitions made in 2004 and 2003 and the rationalisation of existing businesses. These costs are analysed as follows:

	2004 €'000	2003 €'000
Plant closure and relocation	**15,319**	-
Redundancies and contract compensation	**13,858**	-
Plant and other assets written off	**11,662**	-
Other	**269**	-
	41,108	-

The profit on sale of fixed assets in the year consists of **€12,386,000** relating to the sale of financial fixed assets and **€3,206,000** relating to the sale of tangible fixed assets.

5. Earnings per share	**EPS cent**	**2004 €'000**	EPS cent	2003 €'000
Adjusted earnings *	**123.7**	**230,491**	112.1	208,183
Goodwill and other intangible amortisation	**37.2**	**69,252**	25.9	48,103
Exceptional items (net) (note 4)	**8.3**	**15,454**	(0.5)	(897)
Profit after taxation, intangible amortisation and exceptional items	**78.2**	**145,785**	86.7	160,977
Share option dilution	**0.4**	**-**	0.3	-
	77.8	**145,785**	86.4	160,977

The basic weighted average number of ordinary shares in issue for the year was **186,401,228** (2003: 185,707,545). The diluted weighted average number of ordinary shares in issue for the year was **187,308,737** (2003: 186,418,117). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before intangible amortisation and net exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

* Adjusted earnings is calculated as profit after taxation, before intangible amortisation and net exceptional items. Adjusted earnings per share is the adjusted earnings divided by the basic weighted average number of ordinary shares.